Enstar Group Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor, 22 Queen Street
Hamilton HM JX, Bermuda

August 18, 2017

Via EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Office of Healthcare and Insurance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Enstar Group Limited
Form 10-K for the Year Ended December 31, 2016
Filed February 27, 2017
File No. 001-33289

Dear Mr. Rosenberg:

Enstar Group Limited (“Enstar”, the “Company”, “our”, “us” or “we”) has carefully considered the comments in your letter dated August 7, 2017. On behalf of the Company, I respectfully provide the Company’s responses below. For your convenience, the text of each comment is reproduced below before our response.

Comment 1:

Notes to the Consolidated Financial Statements
Note 11: Loss and Loss Adjustment Expenses, page 166

As the objectives of the disclosures about short-duration contracts are to increase transparency, please confirm that you will provide disclosure in future periodic reports similar to the information provided in your response to prior comment two, specifically the table and related footnotes to the table that reconciles StarStone’s current period net incurred losses and loss adjustment expenses (LAE), net of reinsurance with the incurred losses and allocated LAE, net of reinsurance in the loss triangles. In this regard, confirm to us, if true, that the amounts labeled as "Unallocated loss and loss adjustment expenses" do not actually include any unallocated loss amounts but only include unallocated loss adjustment expenses consistent with ASC 944-40-50-4B.

Response:

We confirm that in our future Form 10-K filings we will provide disclosures similar to the information that we provided in our response to Comment 2 in our letter dated July 20, 2017. This will include the table and related footnotes to the table that reconciles StarStone’s current period net incurred losses and loss adjustment expenses (“LAE”), net of reinsurance with the incurred losses and allocated LAE, net of reinsurance in the loss triangles.

We confirm that the amounts labeled as “Unallocated loss and loss adjustment expenses” should have been labeled as “Unallocated loss adjustment expenses”. This represents our estimate of costs to be incurred in the future to administer reported claims and therefore does not include any unallocated loss amounts consistent with ASC 944-40-50-4B.

Comment 2:

In your response, you stated that the individual categories, within the StarStone segment, did not exhibit significantly different characteristics in terms of the timing or the uncertainty of the related cash flows. Basis of Conclusion 2 in ASU 2015-09 indicates that one of the objectives of the disclosures about short-duration contracts is to provide financial statements users with information to facilitate analysis of the amount, timing and uncertainty of cash flows arising from contracts issued by insurance entities and the development of loss reserve estimates. Please confirm to us that the individual categories within the StarStone segment did not exhibit significantly different characteristics in terms of the development of loss reserve estimates, if true. If not true, please tell us why further disaggregation for the purposes of presenting the accident year disclosures is not warranted.

Response:

We performed an analysis of the development of the loss reserve estimates for the individual exposure categories within our StarStone segment (presented in the table on page 91 of our Form 10-K for the year ended December 31, 2016) on an accident year basis from calendar years 2014 through 2016. Based upon that analysis, we determined that (i) none of the changes in the incurred losses for each calendar year was significant within any exposure category and (ii) none of the changes in the incurred losses were significantly different across individual exposure categories. We can therefore confirm that the individual exposure categories within the StarStone segment did not exhibit significantly different characteristics in terms of the development of loss reserve estimates. Since StarStone’s disclosures about incurred and paid loss development included on page 167 of our Form 10-K for the year ended December 31, 2016 were provided on a prospective basis for the years ended December 31, 2014 through 2016, following its acquisition by Enstar on April 1, 2014, our analysis and response were prepared on the same basis.

In our future periodic filings, beginning with our Form 10-K for the year ending December 31, 2017, we will continue to assess whether it is appropriate to aggregate the disclosures about incurred and paid loss development by accident year at the StarStone segment level. If we determine that the amount, timing and uncertainty of cash flows arising from short-duration insurance contracts issued by StarStone and the development of loss reserve estimates exhibit significantly different characteristics, then we will further disaggregate the accident year disclosures required by ASC 944-40-50-4H.

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If you have any questions about our response to your comment, please do not hesitate to contact me at (441) 278-1474.

Sincerely,

/s/ Mark W. Smith
Mark W. Smith
Chief Financial Officer

cc:    Sasha Parikh         (Securities and Exchange Commission)
Kevin Vaughn        (Securities and Exchange Commission)
    Colin Couper         (KPMG Audit Limited)
    Robert C. Juelke, Esq.     (Drinker Biddle & Reath LLP)

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